UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    July 7, 2023

Sumitomo Mitsui Financial Group, Inc.

Issuance of New Shares under the Stock Compensation Plans

Tokyo, July 7, 2023 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Jun Ohta) announced today the issuance of new shares, determined on the same day by the President and Group CEO, as delegated by the SMFG Board of Directors.

1.	Background and Objectives
1)	SMFG has introduced Stock Compensation Plans (the “Plans”) as a part of its executive compensation programme, for the purpose of:
a.	Providing more appropriate incentives for executives, strengthening linkage with SMBC Group’s short-, medium- and long-term performance, and
b.	Further aligning the interests of executives with those of shareholders, by increasing the weight of stock compensation and enhancing the shareholding of executives in SMFG.

2)

Executives designated to be included in the Plans were Directors (excluding external Directors), Executive Officers, etc. of SMFG and Sumitomo Mitsui Banking Corporation (“SMBC”), and the President/CEO, etc. of the following 6 subsidiaries; SMBC Trust Bank Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company Ltd., SMBC Finance Service Co., Ltd., SMBC Consumer Finance Co., Ltd. and The Japan Research Institute Limited.

3)

The President and Group CEO of SMFG today determined the issuance of new shares as per the delegation from the SMFG Board of Directors, which has previously resolved and authorised him to determine the new issuance of shares of SMFG common stock for allotment under the Plans this Fiscal Year.

4)

For further details on the Plans, please refer to the news releases “Introduction of New Stock Compensation Plans for Executives” published on July 10, 2017 and “Issuance of New Shares under the Stock Compensation Plans” published on July 17, 2018.

2.	Details of the New Issuance of Shares

1) Payment Date	25 July, 2023

2) Class and number of shares to be issued	477,890 shares of SMFG common stock

3) Issue Price	6,281 yen per share

4) Total issue price	3,001,627,090 yen
5) Allottees etc.	Directors of SMFG: 5 persons 32,198 shares
Corporate Executive Officers of SMFG:16 persons 34,263 shares
Executive Officers of SMFG: 41 persons 45,478 shares
Directors of SMFG’s subsidiaries: 19 persons 70,146 shares
Executive Officers, etc of SMFG’s subsidiaries: 106 persons 295,805 shares

6) Other	The Issuance of New Shares is conditional upon the Securities Registration Statement becoming effective in accordance with the Financial Instruments and Exchange Act.

3.	Summary of the Allotment Agreement and the Regulations
1)

Under the Plans, SMFG and SMFG’s subsidiaries will award Executives with Stock Compensation I (medium-term performance incentives) , SMFG and SMBC will award Stock Compensation II (annual performance share) and Stock Compensation III (promotion reward) and SMFG will enter into Allotment Agreements with the executives. The Allotment Agreements and the Regulations stipulate i) period during which disposals of the allotted shares are restricted in any manner, including the transfer of ownership or granting of security interest (the “Period”), ii) conditions for releasing transfer restrictions as determined by the SMFG Compensation Committee, such as performance conditions (the “Release Conditions”), and iii) conditions for SMFG retrieving all or part of the allotted shares at nil cost (the “Retrieval Conditions”), etc.

2)	The Period

Plan I	From 25 July, 2023 to 24 July, 2026 (3 year)

Plan II	●	One third of the allotted shares ( a fraction of less than one share to be rounded down); 25 July, 2023 to 24 July, 2024 (1 year)
	●	One third of the allotted shares (a fraction of less than one share to be rounded down); 25 July, 2023 to 24 July, 2025 (2 years)
	●	Remaining one third of the allotted shares; 25 July, 2023 to 24 July, 2026 (3 years)

Plan III	From 25 July, 2023 to 24 July, 2053 (30 years)

3)	Release Conditions

Plan I	●	Upon expiry of the Period.
●

Number of shares to be released shall be determined based on the evaluation by the SMFG Compensation Committee, which shall review the 3-year progress of the Medium-term Management Plan starting from FY2023.

●

In case the Executive leaves the position during the Period, the number of shares to be released shall be reduced according to his/her tenure and the restriction shall be released upon expiry of the Period. However, the restriction shall be released immediately in case of decease of the Executive.

Plan II	●	Upon expiry of the Period. However, the restriction shall be released immediately in case of decease of the Executive.

Plan III	●	Upon expiry of the Period. However, the restriction shall be released immediately in case the Executive leaves the position during the Period.

4)	Retrieval of the Allotted Shares at Nil Cost

SMFG shall automatically retrieve from the Executives all the allotted but unreleased shares without cost immediately after expiration of the Period. In addition, in case SMFG exercises malus provisions in accordance with the resolution of the Compensation Committee, it may retrieve such shares from the Executives at nil cost.

5)	Control of Stocks

The Executives shall open dedicated accounts with SMBC Nikko Securities Inc. in a manner defined by SMFG in order to register and maintain records and shall retain the allotted restricted shares with such accounts until transfer restrictions are released.

6)	Reorganizations, etc.

In case SMFG’s General Meeting of Shareholders (or Board of Directors meeting, unless approval at the General Meeting of Shareholders is required) approves a merger agreement in which SMFG becomes a dissolving company, or other reorganization proposals which makes SMFG a wholly owned subsidiary, such as a share exchange agreement or share transfer plan, transfer restrictions shall be released for the number of shares reasonably calculated and resolved at the Compensation Committee immediately before the commencement of the Business Day before the day such reorganization becomes effective.

4.	Basis of Calculation and Specific Details for the Payment Amount

The issue price is set at the closing price of 6,281 yen on July 6, 2023 which is the business day prior to the day of issuance/allotment decision by the President and Group CEO, for the shares of SMFG common stock on the Tokyo Stock Exchange. Since SMFG shares are floated on the Exchange and there is no reason not to rely on the most recent traded price, it is believed that this price should be appropriate without any arbitrariness, reflecting SMFG’s financial standings and demand/supply of the market. Thus, SMFG has concluded that the issue price is not particularly favorable to the Executives being allotted the shares.

End